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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No ______)*


                       CONSOLIDATED CIGAR HOLDINGS, INC.
- --------------------------------------------------------------------------------
                                 (Name of Issuer)

                             Class A Common Stock
- --------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   20902E106
                     ----------------------------------------
                                   (CUSIP Number)


           Marc Baltuch, c/o The Zweig Companies, 900 Third Avenue,
                   New York, New York 10022   (212) 755-9860
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                                August 22, 1996
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 20902E106                                       Page 2 of 15 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Zweig-DiMenna Special Opportunities, L.P.
        Zweig-DiMenna Partners, L.P.
        Zweig-DiMenna International Limited
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
        Gotham Advisors, Inc., on behalf of a discretionary account


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                     (b) [_]

3  SEC USE ONLY

4 SOURCE OF FUNDS*  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS  2(d) or 2(e)                                                    [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Zweig-DiMenna Special Opportunities, L.P. - Delaware
        Zweig-DiMenna Partners, L.P. - New York
        Zweig-DiMenna International Limited - British Virgin Islands Zweig-DiMenna International Managers, Inc. - Delaware
        Gotham Advisors, Inc. - Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

        Zweig-DiMenna Special Opportunities, L.P.-63,400
        Zweig-DiMenna International Limited-274,400
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-56,200
        Zweig-DiMenna Partners, L.P.-120,600
        Gotham Advisors, Inc., on behalf of a discretionary account-35,400


8  SHARED VOTING POWER

        0

9  SOLE DISPOSITIVE POWER

        Zweig-DiMenna Special Opportunities, L.P.-63,400
        Zweig-DiMenna International Limited-274,400
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-56,200
        Zweig-DiMenna Partners, L.P.-120,600
        Gotham Advisors, Inc., on behalf of a discretionary account-35,400

10  SHARED DISPOSITIVE POWER

        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Zweig-DiMenna Special Opportunities, L.P.-63,400
        Zweig-DiMenna International Limited-274,400
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-56,200
        Zweig-DiMenna Partners, L.P.-120,600
        Gotham Advisors, Inc., on behalf of a discretionary account-35,400

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        Total-9.1%

        Zweig-DiMenna Special Opportunities, L.P.-1.1%
        Zweig-DiMenna International Limited-4.5%
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-0.9%
        Zweig-DiMenna Partners, L.P.-2.0%
        Gotham Advisors, Inc., on behalf of a discretionary account-0.6%

14 TYPE OF REPORTING PERSON*

        Zweig-DiMenna Special Opportunities, L.P. - PN
        Zweig-DiMenna Partners, L.P. - PN
        Zweig-DiMenna International Limited - CO
        Zweig-DiMenna International Managers, Inc. - CO
        Gotham Advisors, Inc. - CO


                     *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


ITEM 1  SECURITY AND ISSUER

     Consolidated Cigar Holdings, Inc.
     5900 North Andrews Avenue, Suite 700
     Fort Lauderdale, Florida 33309;
     Class A common stock, par value $.01 per share.

ITEM 2  IDENTITY AND BACKGROUND

A.   Zweig-DiMenna Special Opportunities, L.P.

     Zweig-DiMenna Special Opportunities, L.P., a Delaware limited partnership, is a private investment partnership which seeks appreciation of the Partnership's assets for the benefit of its partners. The address of its principal business and its principal office is 900 Third Avenue, New York, New York 10022. The following information is provided as to each general partner of Zweig-DiMenna Special Opportunities, L.P.:

     1. Zweig-DiMenna Associates LLC, a New York limited liability company, is the managing general partner of Zweig-DiMenna Special Opportunities, L.P. Its principal business and office address is 900 Third Avenue, New York, New York 10022. Its managing directors are Martin E. Zweig and Joseph A. DiMenna, and its principals are Brenda M. Earl, Carol R. Whitehead and Jeffrey R. Perry. Dr. Zweig, Mr. DiMenna, Ms. Earl, Ms. Whitehead and Mr. Perry are the sole members of Zweig-DiMenna Associates LLC. The following information is provided as to each of the above mentioned managing directors and principals.

     i)   a)  Name - Martin E. Zweig

          b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

          c) Present Principal Occupation, etc. - Dr. Zweig is Chairman of the Board and President of The Zweig Fund, Inc. and The Zweig Total Return Fund, Inc., each of which is a New York Stock Exchange listed investment company. He is also President of Zweig Advisors Inc., Zweig Total Return Advisors, Inc., Gotham Advisors, Inc., Euclid Advisors, Inc., Zweig Associates, Inc., Zweig-DiMenna International Managers, Inc. and Zweig Securities Advisory Service, Inc. He is President of the Zweig Series Trust mutual fund and Chairman of Zweig/Glaser Advisers, the investment manager of the Zweig Series Trust. Dr. Zweig is a Managing Director of the Managing General Partner of Zweig-DiMenna Special Opportunities, L.P. and Zweig-DiMenna Partners, L.P., each of which is an investment partnership. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022, except for the Zweig Series Trust and Zweig/Glaser Advisers which have a business address of 5 Hanover Square, New York, New York 10004.

          d)  Dr.  Zweig is a citizen of the United States.

     ii)  a)  Name - Joseph A. DiMenna.

          b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

          c) Present Principal Occupation, etc. - Mr. DiMenna is a Managing Director of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., Executive Vice President and Treasurer of Zweig Associates, Inc., Executive Vice President of Zweig-DiMenna International Managers, Inc. and Vice President of Gotham Advisors, Inc. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

          d)  Mr. DiMenna is a citizen of the United States.

     iii) a)  Name - Brenda M. Earl.

          b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

          c) Present Principal Occupation, etc. - Ms. Earl is a Principal of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., Vice President - Research of Zweig Associates, Inc., and Vice President - Research of Zweig-DiMenna International Managers, Inc. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

          d)  Ms. Earl is a citizen of the United States.

     iv)  a)  Name - Carol R. Whitehead.

          b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

          c) Present Principal Occupation, etc. - Ms. Whitehead is a Principal of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., Vice President - Marketing of Zweig Associates, Inc., and Vice President - Business Development of Zweig-DiMenna International Managers, Inc. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

          d)  Ms. Whitehead is a citizen of the United States.

     v)   a)  Name - Jeffrey R. Perry.

          b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

          c) Present Principal Occupation, etc. - Mr. Perry is a Principal of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., Vice President - Research of Zweig Associates, Inc., and Vice President - Research of Zweig-DiMenna International Managers, Inc. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

          d)  Mr. Perry is a citizen of the United States.

     2. Zweig Associates, Inc., a New York corporation, is a general partner of Zweig-DiMenna Special Opportunities, L.P. Its principal business and office address is 900 Third Avenue, New York, New York 10022. Martin E. Zweig is President, Joseph A. DiMenna is Executive Vice President, Carol R. Whitehead is Vice President - Marketing and Brenda
          M. Earl and Jeffrey R. Perry is each a Vice President - Research of Zweig Associates, Inc. Martin E. Zweig, Joseph A. DiMenna and Carol Whitehead are the directors and shareholders of Zweig Associates, Inc. Reference is made to Item 2.A.1, above, for information about such individuals.

          None of the above, i.e., Zweig- DiMenna Special Opportunities, L.P., Zweig-DiMenna Associates LLC, Zweig Associates, Inc., Martin E. Zweig, Joseph A. DiMenna, Brenda M. Earl, Carol R. Whitehead or Jeffrey R. Perry has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

B.   Zweig-DiMenna International Limited

     Zweig-DiMenna International Limited is incorporated in the Territory of the British Virgin Islands. Its business is investing and trading primarily in U.S. equity securities.

     The address of its principal business and its principal office is Maritime House, Frederick Street, Suite 200, P.O. Box N-9932, Nassau, Bahamas.

     The following information is provided as to each executive officer and director of such corporation, each person controlling such corporation and each executive officer and director of any corporation or other person ultimately in control of such corporation:

     1.   a)  Name - Cedric B. Moss, Managing Director.

          b) Residence or Business Address - c/o Dominion Management Services Limited, P.O Box N-9932, Maritime House, Frederick Street, Nassau, Bahamas.

          c) Present Principal Occupation, etc. - Mr. Moss is President of Dominion Management Services Limited, the Administrator of Zweig-DiMenna International Limited. The business address of the entity referred to above is c/o Dominion Management Services Limited, P.O Box N-9932, Maritime House, Frederick Street, Nassau, Bahamas.

          d)  Mr. Moss is a Bahamian citizen.

     2.   a)  Name - Michael D. Riegels, Director.

          b) Residence or Business Address - Harney, Westwood & Riegels, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

          c) Present Principal Occupation, etc. - Mr. Riegels is the Senior Partner of the law firm of Harney, Westwood & Riegels.

          d)  Mr. Riegels is a British Dependent Territories Citizen.

     3. a) Name - Martin E. Zweig, Director. Reference is made to Item 2.A.1 above.

     4. Name - Zweig-DiMenna International Managers, Inc. - the Investment Manager of Zweig-DiMenna International Limited. It is incorporated under the laws of the State of Delaware. Its principal business address and the address of its principal office is 900 Third Avenue, New York, New York 10022. Dr. Martin E. Zweig and Mr. Joseph A. DiMenna are the directors and principal officers, and Ms. Carol R Whitehead is Vice President - Business Development, and Ms. Brenda M. Earl and Mr. Jeffrey R. Perry is each a Vice President - Research, of Zweig-DiMenna International Managers, Inc. Martin E. Zweig and Joseph
          A. DiMenna are the principal stockholders of Zweig-DiMenna International Managers, Inc. Reference is made to Item 2.A.1, above, for information about such individuals.

          None of the above, i.e., Zweig-DiMenna International Limited, Cedric
          B. Moss, Michael D. Riegels, Martin E. Zweig or Zweig-DiMenna International Managers, Inc. has, during the last five years, (i) been convicted in a criminal proceeding

          (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

C. Zweig-DiMenna Partners, L.P., a New York limited partnership, is a private investment partnership which seeks appreciation of the Partnership's assets for the benefit of its partners. The address of its principal business and its principal office is 900 Third Avenue, New York, New York 10022. The following information is provided as to each general partner of Zweig-DiMenna Partners, L.P.:

          1. Zweig-DiMenna Associates LLC is the managing general partner of Zweig-DiMenna Partners, L.P. Reference is made to Item 2.A.1, above, for information about Zweig-DiMenna Associates LLC and its managing directors, principals and members.

          2. Zweig Associates, Inc. is a general partner of Zweig-DiMenna Partners, L.P. Reference is made to Item 2.A.2, above, for information about Zweig Associates, Inc. and its directors, officers and shareholders.

          None of the above, i.e., Zweig- DiMenna Partners, L.P., Zweig-DiMenna Associates LLC, Zweig Associates, Inc., Martin E. Zweig, Joseph A. DiMenna, Brenda M. Earl, Carol R. Whitehead or Jeffrey R. Perry has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
          (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

D. Zweig-DiMenna International Managers, Inc., investment manager for a foreign discretionary account. Reference is made to Item 2.B.4, above, for information about Zweig-DiMenna International Managers, Inc. and its officers, directors and stockholders.

     None of the above, i.e., Zweig-DiMenna International Mangers, Inc., Martin
     E. Zweig, Joseph A. DiMenna, Brenda M. Earl, Carol R. Whitehead or Jeffrey
     R. Perry has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

E. Gotham Advisors, Inc., investment manager for an ERISA plan discretionary account. It is incorporated under the laws of the State of Delaware. Its principal business address and the address of its principal office is 900 Third Avenue, New York, New York 10022. Dr. Martin E. Zweig is the sole director, and Dr. Zweig and Mr. Joseph A. DiMenna are the principal officers, of Gotham Advisors, Inc. Dr. Zweig, Mr. DiMenna and Ms. Brenda M. Earl are the stockholders of Gotham Advisors, Inc. Reference is made to
     Item 2.A.1, above, for information about such individuals.

     None of the above, i.e., Gotham Advisors, Inc., Martin E. Zweig, Joseph A. DiMenna or Brenda M. Earl has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The securities of Consolidated Cigar Holdings, Inc. were purchased at an aggregate cost of $16,396,340 with the investment capital of Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the discretionary account managed by Zweig-DiMenna International Managers, Inc. (the "ZDIM Account") and the discretionary account managed by Gotham Advisors, Inc. (the "Gotham Account"). No part of the purchase price was made up of borrowed funds or funds otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

ITEM 4  PURPOSE OF TRANSACTION

     Transactions for the purchase of shares of Class A Common Stock (the "Shares") of Consolidated Cigar Holdings, Inc.(the "Company") were executed by Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM Account and the Gotham Account (the "Investors") for investment purposes only. The Investors continue to evaluate their ownership and voting position in the Company and may consider the following future courses of action: (i) continuing to hold the Shares for investment; (ii) disposing of all or a portion of the Shares in open market sales or in privately negotiated transactions; or
     (iii) acquiring additional shares of common stock in the open market or in privately negotiated transactions. The Investors have not as yet determined which of the courses of action specified in this paragraph they may ultimately take. The Investors' future actions with regard to this investment in the Company are dependent upon their evaluation of a variety of circumstances affecting the Company in the future, including the market price of the Company's common stock, the Company's prospects and their own portfolios.

     Other than as described above, the Investors do not have any present plans or proposals which relate to or would result in any of the following (although they reserve the right to develop such plans or proposals): a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; e) any material change in the present capitalization or dividend policy of the Company; f) any other material change in the Company's business or corporate structure; g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
     Section 12(g)(4) of the Securities Exchange Act of 1934; or j) any action similar to those enumerated above.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

     a.   Aggregate number of shares beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.    -    63,400

            Zweig-DiMenna International Limited          -   274,400

            Zweig-DiMenna Partners, L.P.                 -   120,600

            ZDIM Account                                 -    56,200

            Gotham Account                               -    35,400

          Percent of class beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.    -       1.1%

            Zweig-DiMenna International Limited          -       4.5%

            Zweig-DiMenna Partners, L.P.                 -       2.0%

            ZDIM Account                                 -       0.9%

            Gotham Account                               -       0.6%

     b.   Number of shares as to which there is sole power to vote:

            Zweig-DiMenna Special Opportunities, L.P.    -    63,400

            Zweig-DiMenna International Limited          -   274,400

            Zweig-DiMenna Partners, L.P.                 -   120,600

            ZDIM Account                                 -    56,200

            Gotham Account                               -    35,400

          Number of shares as to which there is shared power to vote or to direct the vote:

            Zweig-DiMenna Special Opportunities, L.P.    -         0

            Zweig-DiMenna International Limited          -         0

            Zweig-DiMenna Partners, L.P.                 -         0

            ZDIM Account                                 -         0

            Gotham Account                               -         0

          Number of shares as to which there is sole power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.    -    63,400

            Zweig-DiMenna International Limited          -   274,400

            Zweig-DiMenna Partners, L.P.                 -   120,600

            ZDIM Account                                 -    56,200

            Gotham Account                               -    35,400

          Number of shares as to which there is shared power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.    -         0

            Zweig-DiMenna International Limited          -         0

            Zweig-DiMenna Partners, L.P.                 -         0

            ZDIM Account                                 -         0

            Gotham Account                               -         0

     c. Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM account and the Gotham Account purchased the Shares on the open market on the following dates and at the following prices and in the following amounts:

            ZWEIG-DIMENNA SPECIAL OPPORTUNITIES, L.P.

            DATE       DESCRIPTION OF PURCHASE

            8/21/96    Purchased 9,700 shares at $28.46

            8/21/96    Purchased 1,200 shares at $28.31

            8/22/96    Purchased 8,100 shares at $29.64

            8/22/96    Purchased 26,800 shares at $29.70


            8/23/96    Purchased 9,100 shares at $30.67

            8/26/96    Purchased 6,100 shares at $31.18

            8/28/96    Purchased 1,800 shares at $31.18

            8/29/96    Purchased 600 shares at $31.61

            ZWEIG-DIMENNA INTERNATIONAL LIMITED

            DATE       DESCRIPTION OF TRANSACTION

            8/21/96    Purchased 37,800 shares at $28.46

            8/21/96    Purchased 4,700 shares at $28.31

            8/22/96    Purchased 59,800 shares at $29.64

            8/22/96    Purchased 103,700 shares at $29.70

            8/23/96    Purchased 35,400 shares at $30.67

            8/26/96    Purchased 23,500 shares at $31.18

            8/28/96    Purchased 7,100 shares at $31.18

            8/29/96    Purchased 2,200 shares at $31.61

            ZWEIG-DIMENNA PARTNERS, L.P.

            DATE       DESCRIPTION OF TRANSACTION

            8/21/96    Purchased 18,500 shares at $28.46

            8/21/96    Purchased 2,300 shares at $28.31

            8/22/96    Purchased 15,400 shares at $29.64

            8/22/96    Purchased 50,800 shares at $29.70

            8/23/96    Purchased 17,300 shares at $30.67

            8/26/96    Purchased 11,600 shares at $31.18

            8/28/96    Purchased 3,500 shares at $31.18

            8/29/96    Purchased 1,200 shares at $31.61

            ZDIM ACCOUNT

            DATE       DESCRIPTION OF TRANSACTION

            8/21/96    Purchased 8,600 shares at $28.46


            8/21/96    Purchased 1,100 shares at $28.31

            8/22/96    Purchased 7,200 shares at $29.64

            8/22/96    Purchased 23,700 shares at $29.70

            8/23/96    Purchased 8,100 shares at $30.67

            8/26/96    Purchased 5,400 shares at $31.18

            8/28/96    Purchased 1,600 shares at $31.18

            8/29/96    Purchased 600 shares at $31.61

            GOTHAM ACCOUNT

            DATE       DESCRIPTION OF TRANSACTION

            8/21/96    Purchased 5,400 shares at $28.46

            8/21/96    Purchased 700 shares at $28.31

            8/22/96    Purchased 4,500 shares at $29.64

            8/22/96    Purchased 15,000 shares at $29.70

            8/23/96    Purchased 5,100 shares at $30.67

            8/26/96    Purchased 3,400 shares at $31.18

            8/28/96    Purchased 1,000 shares at $31.18

            8/29/96    Purchased 400 shares at $31.61


      d.   Not applicable.

      e.   Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A - Joint Filing Agreement among Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors, Inc.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 1996


                        ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.

                        By:     Zweig-DiMenna Associates LLC,
                                Managing General Partner


                               /s/ Brenda M. Earl
                        By: _________________________________
                        Name:   Brenda M. Earl
                        Title:  Principal of Managing General Partner


                        ZWEIG-DiMENNA INTERNATIONAL LIMITED

                        By: Zweig-DiMenna International Managers, Inc., Investment Manager


                               /s/ Brenda M. Earl
                        By: _________________________________
                        Name:   Brenda M. Earl
                        Title:  Vice President - Research of Investment Manager


                        ZWEIG-DiMENNA PARTNERS, L.P.

                        By:     Zweig-DiMenna Associates LLC,
                                Managing General Partner


                              /s/ Brenda M. Earl
                        By: _________________________________
                        Name:   Brenda M. Earl
                        Title:  Principal of Managing General Partner


                        ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.


                              /s/ Brenda M. Earl
                        By: _________________________________
                        Name:   Brenda M. Earl
                        Title:  Vice President - Research


                        GOTHAM ADVISORS, INC.


                               /s/ Martin E. Zweig
                        By: _________________________________
                        Name:   Martin E. Zweig
                        Title:  President

                                   EXHIBIT A
                     JOINT FILING AGREEMENT AMONG INVESTORS

This Joint Filing Agreement is entered into this 28th day of August, 1996 by Zweig-DiMenna Special Opportunities, L.P., a Delaware limited partnership, Zweig-DiMenna International Limited, a British Virgin Islands corporation, Zweig-DiMenna Partners, L.P., a New York limited partnership, Zweig-DiMenna International Managers, Inc., a Delaware corporation and Gotham Advisors, Inc., a Delaware corporation, collectively the "Investors". In lieu of filing separate statements on Schedule 13D, the Investors hereby agree to file a joint statement on Schedule 13D pursuant to Rule 13d-1(f)(1) under the Exchange Act of 1934 with respect to the Class A Common Stock of Consolidated Cigar Holdings, Inc.

This Agreement shall be filed as an exhibit to the statement on Schedule 13D filed on behalf of the Investors and constitutes the Investors' consent to file a joint Schedule 13D.


                        ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.

                        By:     Zweig-DiMenna Associates LLC,
                                Managing General Partner


                        By: /s/ Brenda M. Earl
                            ---------------------------------
                        Name:   Brenda M. Earl
                        Title:  Principal of Managing General Partner


                        ZWEIG-DiMENNA INTERNATIONAL LIMITED

                        By: Zweig-DiMenna International Managers,Inc., Investment Manager


                        By: /s/ Brenda M. Earl
                            ---------------------------------
                        Name:   Brenda M. Earl
                        Title:  Vice President - Research of Investment Manager


                        ZWEIG-DiMENNA PARTNERS, L.P.

                        By:     Zweig-DiMenna Associates LLC,
                                Managing General Partner


                        By: /s/ Brenda M. Earl
                            ---------------------------------
                        Name:   Brenda M. Earl
                        Title:  Principal of Managing General Partner


                        ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.

                        By: /s/ Brenda M. Earl
                            ---------------------------------
                        Name:   Brenda M. Earl
                        Title:  Vice President - Research

                        GOTHAM ADVISORS, INC.


                        By: /s/ Martin E. Zweig
                            ---------------------------------
                        Name:   Martin E. Zweig
                        Title:  President